UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number)

John G. Finneran, Jr., Esq. General Counsel and Corporate Secretary Capital One Financial Corporation 1680 Capital One Drive McLean, Virginia 22102 (703) 720-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104
1.	Names of Reporting Persons Capital One Financial Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,183
	8.	Shared Voting Power 3,102,846
	9.	Sole Dispositive Power 4,183
	10.	Shared Dispositive Power 3,102,846
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,107,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) BK; HC

CUSIP No. 42983D104
1.	Names of Reporting Persons Capital One Bank (USA), National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,551,423
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,551,423
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,551,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 42983D104
1.	Names of Reporting Persons Capital One NA LIHTC, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,551,423
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,551,423
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,551,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Shares”) of Higher One Holdings, Inc. (the “Issuer”) and is being filed by Capital One Financial Corporation (“COFC”), Capital One Bank (USA), National Association (“COBNA”) and Capital One NA LIHTC, Inc. (“LIHTC” and, collectively with COFC and COBNA, the “Filing Persons”) to report the distribution of Common Shares to the Filing Persons on March 4, 2011, as described in Item 3 below.

The Common Shares reported herein were previously reported as beneficially owned by North Hill Ventures II, L.P. (“NHV LP”) and North Hill Ventures GP II, LLC (“NHV GP”) on a Schedule 13G filed on February 14, 2011. On March 4, 2011, pursuant to a distribution agreement (the “Distribution Agreement”), NHV LP distributed to its limited partners, COBNA and LIHTC, 1,551,423 Common Shares and 1,551,423 Common Shares, respectively, in proportion to their respective interests in NHV LP. Also on March 4, 2011, NHV GP distributed 4,183 Common Shares to COFC with respect to COFC’s membership interest in NHV GP. Pursuant to the Distribution Agreement, NHV LP also assigned to COBNA and LIHTC all of its rights and obligations under the Amended and Restated Investor Rights Agreement, dated August 26, 2008, by and among the Issuer and other parties signatory thereto (the “Rights Agreement”).

The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. All percentages reported herein are calculated based upon 56,371,141 Common Shares outstanding as of February 18, 2011, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 24, 2011

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 25 Science Park, New Haven, CT 06511.

Item 2.	Identity and Background

For information with respect to the identity and background of each director and executive officer of the Filing Persons, see Schedule 1 attached hereto.

(a) The persons and entities filing this Schedule 13D are:

(i) Capital One Financial Corporation, a Delaware corporation.

(ii) Capital One Bank (USA), National Association, a national banking association organized under the laws of the United States.

(iii) Capital One NA LIHTC, Inc., a Delaware corporation.

(b) The address of the principal place of business of:

(i) COFC is 1680 Capital One Drive, McLean, Virginia 22102.

(ii) COBNA is 4851 Cox Road, Glen Allen, VA 23060.

(iii) LIHTC is 201 St. Charles Ave., 26th Floor, New Orleans, LA 70170.

(c) The principal business of:

(i) COFC is a passive bank holding company that has no independent operations.

(ii) COBNA is banking.

(iii) LIHTC is investing in equity, debt, derivative and other securities and assets.

(d), (e): During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering, NHV LP and NHV GP acquired the Common Shares to which this Schedule 13D relates. On March 4, 2011, NHV LP and NHV GP distributed such Common Shares to the Filing Persons for no consideration. The information provided and incorporated by reference in the explanatory note is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in the explanatory note and Item 3, the Common Shares reported in this Schedule 13D as beneficially owned by COBNA and LIHTC were acquired from NHV LP in connection with pro rata distributions made by NHV LP to its limited partners and the Common Shares reported in this Schedule 13D as beneficially owned by COFC similarly were distributed by NHV GP with respect to COFC’s membership interest in NHV GP

Except as described herein, none of the Filing Persons or, to the best of their knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Filing Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Without limiting the foregoing, the Filing Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Filing Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions. The Filing Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

The information provided and incorporated by reference in the explanatory note and Item 3 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a), (b) See cover page for COFC. As of the date hereof, COFC beneficially owns and has voting and dispositive power over 3,107,029 Common Shares, representing approximately 5.5% of the outstanding Common Shares. COBNA is a direct, wholly-owned subsidiary of COFC. LIHTC is an indirect, wholly-owned subsidiary of COFC. As a result of its ownership, directly or indirectly, of the stock of COBNA and LIHTC, COFC may be deemed to control each of COBNA and LIHTC and may be deemed to share beneficial ownership, voting and dispositive power over the Common Shares held by each of them. Accordingly, the Common Shares listed as being beneficially owned by COFC include 4,183 Common Shares over which COFC has sole voting and dispositive power, 1,551,423 Common Shares for which it shares voting and dispositive power with COBNA and 1,551,423 Common Shares for which it shares voting and dispositive power with LIHTC.

See cover page for COBNA. As of the date hereof, COBNA beneficially owns and shares voting and dispositive power with COFC over 1,551,423 Common Shares, representing approximately 2.8% of the outstanding Common Shares.

See cover page for LIHTC. As of the date hereof, LIHTC beneficially owns and shares voting and dispositive power with COFC over 1,551,423 Common Shares, representing approximately 2.8% of the outstanding Common Shares.

(c) None of the Filing Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) To the best of each Filing Person’s knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported hereunder as beneficially owned by the Filing Persons.

The information provided and incorporated by reference in the explanatory note and Items 3, 4 and 6 is hereby incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Distribution Agreement, COBNA and LIHTC were assigned all of NHV LP’s rights and obligations under the Rights Agreement. The Rights Agreement provides that, under certain circumstances, the Issuer is required to register shares of its capital stock held by certain of the Issuer’s shareholders pursuant to the Securities Act of 1933. The foregoing description of the terms of the Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein. The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

One of the members of the Issuer’s board of directors, Shamez Kanji, also is an employee of a subsidiary of COFC.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A. Amended and Restated Investor Rights Agreement, dated August 26, 2008, by and among the Issuer and other parties signatory thereto (incorporated by reference to Exhibit 10.8 to the Issuer’s Amendment No. 1 to Form S-1 (File No. 333-165673), filed with the SEC on May 6, 2010).

B. Agreement regarding filing of joint Schedule 13D.

C. Power of Attorney of Capital One NA LIHTC, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2011

CAPITAL ONE FINANCIAL CORPORATION			CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

By:	/s/ John G. Finneran, Jr.		By:	/s/ John G. Finneran, Jr.
	Name:	John G. Finneran, Jr.		Name:	John G. Finneran, Jr.
	Title:	General Counsel and Corporate Secretary		Title:	General Counsel and Corporate Secretary

CAPITAL ONE NA LIHTC, INC.

By:	/s/ John G. Finneran, Jr.
	Name:	John G. Finneran, Jr.
	Title:	Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

CAPITAL ONE FINANCIAL CORPORATION

DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Edward R. Campbell	333 Travis Street, Third Floor Shreveport, LA 71101	Former Chairman of Hibernia Corporation	USA

W. Ronald Dietz	1625 Commerce Parkway Bloomington, IL 61704	Vice Chairman and Former President and CEO of W.M. Putnam Company	USA

Richard D. Fairbank	1680 Capital One Drive, McLean VA 22102	Chairman, CEO and President of Capital One Financial Corporation	USA

Patrick W. Gross	1725 I Street, N.W., Suite 300 Washington, D.C. 20006	Chairman of the Lovell Group	USA

Ann Fritz Hackett	1110 Brook Valley Lane McLean, VA 22102	President of Horizon Consulting Group	USA

Lewis Hay, III	700 Universe Boulevard Juno Beach, FL 33408	Chairman and CEO of NextEra Energy, Inc.	USA

Pierre E. Leroy	41819 North 99th Way Scottsdale, AZ 85262	Former President, Worldwide Construction and Forestry Division and Worldwide Parts Division of Deere & Company	USA

Mayo A. Shattuck, III	100 Constellation Way, Suite 1800P Baltimore, MD 21202	Chairman, CEO and President of Constellation Energy Group	USA

Bradford H. Warner	19 Kress Farm Road Hingham, MA 02043	Former Head of Premier and Small Business Banking for Bank of America Corporation	USA

CAPITAL ONE FINANCIAL CORPORATION

EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Richard D. Fairbank, Chief Executive Officer and President	1680 Capital One Drive, McLean VA 22102	Chairman, CEO and President of Capital One Financial Corporation	USA

Robert M. Alexander, Chief Information Officer	1680 Capital One Drive, McLean VA 22102	Chief Information Officer of Capital One Financial Corporation	USA

Jory A. Berson, Chief Human Resources Officer	1680 Capital One Drive, McLean VA 22102	Chief Human Resources Officer of Capital One Financial Corporation	USA

Lynn A. Carter, President, Banking	1680 Capital One Drive, McLean VA 22102	President, Banking of Capital One Financial Corporation	USA

John G. Finneran, Jr., General Counsel & Corporate Secretary	1680 Capital One Drive, McLean VA 22102	General Counsel & Corporate Secretary of Capital One Financial Corporation	USA

Frank G. LaPrade, III, Chief Enterprise Services Officer	1680 Capital One Drive, McLean VA 22102	Chief Enterprise Services Officer of Capital One Financial Corporation	USA

Gary L. Perlin, Chief Financial Officer	1680 Capital One Drive, McLean VA 22102	Chief Financial Officer of Capital One Financial Corporation	USA

Peter A. Schnall, Chief Risk Officer	1680 Capital One Drive, McLean VA 22102	Chief Risk Officer of Capital One Financial Corporation	USA

Ryan M. Schneider, President, Card	1680 Capital One Drive, McLean VA 22102	President, Card of Capital One Financial Corporation	USA

Sanjiv Yajnik, President, Financial Services	1680 Capital One Drive, McLean VA 22102	President, Financial Services of Capital One Financial Corporation	USA

CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

W. Ronald Dietz	1625 Commerce Parkway Bloomington, IL 61704	Vice Chairman and Former President and CEO of W.M. Putnam Company	USA

Richard D. Fairbank	1680 Capital One Drive, McLean VA 22102	Chairman, CEO and President of Capital One Financial Corporation	USA

Ann Fritz Hackett	1110 Brook Valley Lane McLean, VA 22102	President of Horizon Consulting Group	USA

Lewis Hay, III	700 Universe Boulevard Juno Beach, FL 33408	Chairman and CEO of NextEra Energy, Inc.	USA

Gary L. Perlin	1680 Capital One Drive, McLean VA 22102	Chief Financial Officer of Capital One Financial Corporation	USA

Ryan M. Schneider	1680 Capital One Drive, McLean VA 22102	President, Card of Capital One Financial Corporation	USA

CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Richard D. Fairbank, Chief Executive Officer	1680 Capital One Drive, McLean VA 22102	Chairman, CEO and President of Capital One Financial Corporation	USA

Robert M. Alexander, Chief Information Officer	1680 Capital One Drive, McLean VA 22102	Chief Information Officer of Capital One Financial Corporation	USA

Jory A. Berson, Chief Human Resources Officer	1680 Capital One Drive, McLean VA 22102	Chief Human Resources Officer of Capital One Financial Corporation	USA

David S. Brown, Chief Financial Officer	1680 Capital One Drive, McLean VA 22102	Chief Financial Officer of Capital One Bank (USA), N.A.	USA

Lynn A. Carter, President, Banking	1680 Capital One Drive, McLean VA 22102	President, Banking of Capital One Financial Corporation	USA

John G. Finneran, Jr., General Counsel & Corporate Secretary	1680 Capital One Drive, McLean VA 22102	General Counsel & Corporate Secretary of Capital One Financial Corporation	USA

Frank G. LaPrade, III, Chief Enterprise Services Officer	1680 Capital One Drive, McLean VA 22102	Chief Enterprise Services Officer of Capital One Financial Corporation	USA

Peter A. Schnall, Chief Risk Officer	1680 Capital One Drive, McLean VA 22102	Chief Risk Officer of Capital One Financial Corporation	USA

Ryan M. Schneider, President	1680 Capital One Drive, McLean VA 22102	President, Card of Capital One Financial Corporation	USA

Sanjiv Yajnik, President, Financial Services	1680 Capital One Drive, McLean VA 22102	President, Financial Services of Capital One Financial Corporation	USA

CAPITAL ONE NA LIHTC, INC.

DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Dorothy Broadman	1680 Capital One Drive, McLean VA 22102	CRA Officer of Capital One Financial Corporation	USA

John G. Finneran, Jr.	1680 Capital One Drive, McLean VA 22102	General Counsel & Corporate Secretary of Capital One Financial Corporation	USA

Colin J. Ruh,	1680 Capital One Drive, McLean VA 22102	Chief Financial Officer of Capital One, National Association	USA

CAPITAL ONE NA LIHTC, INC.

EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Laura N. Bailey, President	1680 Capital One Drive, McLean VA 22102	Managing Vice President, Community Development Banking of Capital One Financial Corporation	USA

Amy D. Cook, Secretary	1680 Capital One Drive, McLean VA 22102	Assistant Secretary of Capital One Financial Corporation	USA

Stephen Linehan, Treasurer	1680 Capital One Drive, McLean VA 22102	Treasurer of Capital One Financial Corporation	USA

Colin J. Ruh, Chief Financial Officer	1680 Capital One Drive, McLean VA 22102	Chief Financial Officer of Capital One, National Association	USA

EXHIBIT INDEX

B.	Agreement regarding filing of joint Schedule 13D.

C.	Power of Attorney of Capital One NA LIHTC, Inc.